[SIMON LETTERHEAD]

September 19, 2007

VIA EDGAR
Jennifer Gowetski
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

Re:                             Simon Property Group, Inc.
Definitive 14A
Filed April 4, 2007
File No. 001-14469

Dear Ms. Gowetski:

I am writing to confirm that, in accordance with our telephone conversation, Simon Property Group, Inc. will respond by October 12, 2007 to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated August 21, 2007 with respect to the definitive proxy statement noted above.

Please contact me at (317) 263-7083 should you have any questions.

Very truly yours,

/s/ James M. Barkley

James M. Barkley
General Counsel